Confidential Treatment Requested by Union National Financial Corporation
Pursuant to 17 C.F.R. § 200.83

Union National Financial Corporation 570 Lausch Lane Lancaster, PA 17601
January 22, 2008

Mr. John P. Nolan
Accounting Branch Chief
United States
Securities and Exchange Commission
100 F. Street N.E.
Mail Stop 4561
Washington, D.C. 20549

Re:	Union National Financial Corporation
File Number: 000-19214
Inquiry Dated December 27, 2007

Dear Mr. Nolan:

We are responding to your inquiry dated December 27, 2007 addressed to Chairman, President, & Chief Executive Officer Mark D. Gainer relating to Union National Financial Corporation (UNFC), specifically, our Form 10-K filed for fiscal year ended December 31, 2006, and our Form 10-Q filed for the fiscal quarters ended March 31, 2007, June 30, 2007, and September 30, 2007. We understand that the purpose of your review process is to assist UNFC in compliance with the applicable disclosure requirements and to enhance the overall disclosure of our filings. In connection with responding to your comments, we acknowledge the following:

•	UNFC is responsible for the adequacy and accuracy of the disclosures in the subject filings;

•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the subject filings; and

•	UNFC may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

To organize our response and to facilitate your review, we have repeated in bold print each of your references and comments presented in your inquiry letter dated December 27, 2007. These are followed by our responses and any requested supplemental information.

Portions of this letter have been omitted pursuant to a request for confidential treatment filed with the Securities and Exchange Commission. The omissions have been indicated by “[***Redacted***]”, and the omitted text has been filed separately with the Securities and Exchange Commission.

Confidential Treatment Requested by Union National Financial Corporation
Pursuant to 17 C.F.R. § 200.83

Form 10-K, filed March 28, 2007
Exhibit 13
Note 20 - Subsequent Event, page 27

1.
We note your disclosure that in January 2007, you decided to de-leverage your Balance Sheet and as a result sold approximately $66M of securities for the purpose of paying down $48.755M in FHLB debt as well as other short-term borrowings. As a result of this de-leveraging, you recognized a pre-tax $520K loss and incurred prepayment penalties of $31K. Please address the following:

•	tell us the specific securities sold in January 2007 and how you determined which securities in your portfolio would be sold;
•
tell us the dates these securities were purchased, how long they had been in an unrealized loss position, and the unrealized loss position for these securities for each quarterly and annual period subsequent to each purchase;

•	tell us the involvement, if any, that the engagement of S.R. Snodgrass, A.C. had on your decision to de-leverage your Balance Sheet;
•
provide us with a timeline of the facts and circumstances related to your decision to sell these securities in January 2007. Include all important meetings and explain the actions taken during the decision making process and provide us with the applicable presentations and minutes of all applicable board of directors meetings, asset and liability committee meetings and any other pertinent meetings in which the decision to sell these securities was discussed;

Response:

[***Redacted***]

As reported in our Form 8-K filing dated March 29, 2007, Mr. Hoober was terminated from UNFC as part of the Company’s restructuring program. Mr. Hoober did not participate in developing the response to this letter.

We engaged S.R. Snodgrass, A.C., on January 5, 2007, to perform a profit enhancement study. S.R. Snodgrass had already been engaged to perform a separate study of the structure and staffing of the Bank’s accounting department. Prior to the profit enhancement engagement of S.R. Snodgrass on January 5, 2007, the financial management strategy of UNFC was focused on growth, including using leverage and incurring debt to both support this growth and pursue an investment strategy focused on total return. In fact, as recent as July 2006, UNFC incurred $6 million of new leveraged borrowings in the form of Junior Subordinated Debentures.

Included with this letter as [***Redacted***] are minutes of numerous Board of Directors’ meetings and relevant committee meetings held subsequent to July 31, 2006 and through January 5, 2007. The minutes clearly reflect that de-leveraging was not discussed or pursued as a financial management strategy prior to January 5, 2007.

[***Redacted***]

Portions of this letter have been omitted pursuant to a request for confidential treatment filed with the Securities and Exchange Commission. The omissions have been indicated by “[***Redacted***]”, and the omitted text has been filed separately with the Securities and Exchange Commission.

Confidential Treatment Requested by Union National Financial Corporation
Pursuant to 17 C.F.R. § 200.83

Between January 5, 2007, and January 23, 2007, management held several consultative discussions with the engagement team from S.R. Snodgrass, A.C. Based upon these consultations and a review of the preliminary year-end 2006 financial results, management determined that their previously followed growth and leveraging strategy was, in fact, both reducing profitability and straining the Company’s capital ratios. Accordingly, the management accepted the recommendations of S.R. Snodgrass to reassess its financial management strategy. This led to management’s determination that, due to the current interest rate environment and high funding costs being incurred by UNFC, a de-leveraging strategy would strengthen the Company’s equity position, enhance its income tax effectiveness, and facilitate the Bank’s pursuit of its core banking strategies focused on loan and retail deposit growth.

[***Redacted***]

This de-leveraging decision was disclosed in the same Form 8-K filed on January 30, 2007, in which UNFC reported its release of calendar year 2006 earnings.

Timeline of the Facts and Circumstances

A chronological summary of relevant Board and Committee meetings and actions between the last leveraging transaction in July 2006, and the decision in January 2007 to de-leverage, is provided in the following section:

[***Redacted***]

•
tell us, in detail, how you considered whether you were required to record an other-than-temporary loss related to these securities which were in an unrealized loss position as of December 31, 2006. Specifically, tell us how the subsequent sale of these securities resulted in you having the intent and ability to hold these securities to the earlier of recovery of losses or maturity as required by SAB Topic 5M.

Response:

As of December 31, 2006 and prior to that date, Union National had not yet considered de-leveraging and related investment sales as an imminent financial management strategy. Management had both the ability and intention to hold their available-for-sale securities consistent with our investment objectives and philosophy. Consideration was also given to the following:

•	The length of time and extent to which the market value of the securities sold at a loss in the de-leveraging transaction had been less than cost; and
•
The financial condition and near-term prospects of the issuers, including any specific events which may have influenced the operations of the issuers such as changes in technology that may have impaired the earnings potential of the investments or the discontinuance of a segment of the business that may affect the future earnings potential.

As of December 31, 2006, based upon the intention to hold the securities and management information at that date, management believed that unrealized losses in the available-for-sale securities portfolio were temporary and due primarily to interest rate changes. Accordingly, no other-than-temporary impairments were recorded as of December 31, 2006.

Portions of this letter have been omitted pursuant to a request for confidential treatment filed with the Securities and Exchange Commission. The omissions have been indicated by “[***Redacted***]”, and the omitted text has been filed separately with the Securities and Exchange Commission.

Confidential Treatment Requested by Union National Financial Corporation
Pursuant to 17 C.F.R. § 200.83

[***Redacted***]

Form 10-Q, filed August 14, 2007
Note 7 - Impairment Charge on Investment Security, page 7

2.
We note your disclosure that during the second quarter of 2007 you recorded an other-than-temporary loss for a security. You also disclose that your determination to record this other-than-temporary loss was the result of the amount by which, and the length of time for which the market value has been less than cost. Please tell us the following:

•	the specific security for which you recorded an other-than-temporary loss;
•	the date this security was purchased;
•	how long it had been in unrealized loss position;
•	the unrealized loss position for each quarterly and annual period subsequent to the purchase;
•
how you considered the financial condition and near-term prospects of the issuer for each current and prior period, including any specific events which may have existed or occurred previously which influenced your decision to record an other-than-temporary loss; and

•
provide us with a timeline of the facts and circumstances related to your decision to record an other-than-temporary loss on this security during the second quarter of 2007. Include all important meetings and explain the actions taken during the decision making process and provide us with the applicable presentations and minutes of all applicable board of directors meetings, asset and liability committee meetings and any other pertinent meetings in which the decision to record an other-than-temporary impairment was discussed.

Response:

[***Redacted***]

Timeline of the Facts and Circumstances

[***Redacted***]

Portions of this letter have been omitted pursuant to a request for confidential treatment filed with the Securities and Exchange Commission. The omissions have been indicated by “[***Redacted***]”, and the omitted text has been filed separately with the Securities and Exchange Commission.

Confidential Treatment Requested by Union National Financial Corporation
Pursuant to 17 C.F.R. § 200.83

**********

Union National Financial Corporation takes very seriously its responsibility for the accuracy and adequacy of the disclosures in our filings. We recognize that your inquiry seeks to affirm this objective, and we hope that the information in this letter is sufficiently responsive to your inquiries and demonstrates our responsibility and commitment to ensure that we provide transparent and timely information required by investors to make an informed decision.

Confidential Treatment Request

UNFC hereby requests, pursuant to 17 C.F.R. Section 200.83 that the contents of this letter be maintained in confidence, not be made part of any public record and not be disclosed to any person, as it contains confidential information. In accordance with 17 C.F.R. Section 200.83(d)(1), if any person (including any governmental employee who is not an employee of the Commission) should request access to or an opportunity to inspect this letter, UNFC requests that it be immediately notified of any such request, be furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself) and be given at least ten days advance notice of any intended release so that UNFC may, if deemed necessary or appropriate, pursue any remedies available to it. In such an event, UNFC requests you telephone the undersigned and Nicholas Bybel, Jr. or Erik Gerhard of Bybel Rutledge LLP, special counsel to UNFC, at 717-731-1700, rather than rely on United States mail for such notice.

Please call the undersigned at (717) 519-8630 if you have any questions regarding the information presented in this. We respectfully request your prompt consideration to our response.

Sincerely,

/s/ Mark D. Gainer

Mr. Mark D. Gainer
Chairman, President, & Chief Executive Officer
Union National Financial Corporation

c.c.	Mr. John Spitz, Division of Corporate Finance
Bybel Rutledge, LLP
S.R. Snodgrass, A.C.
Beard Miller Company LLP

Portions of this letter have been omitted pursuant to a request for confidential treatment filed with the Securities and Exchange Commission. The omissions have been indicated by “[***Redacted***]”, and the omitted text has been filed separately with the Securities and Exchange Commission.

Confidential Treatment Requested by Union National Financial Corporation
Pursuant to 17 C.F.R. § 200.83

Attachments 1 through 6

[***Redacted***]

Portions of this letter have been omitted pursuant to a request for confidential treatment filed with the Securities and Exchange Commission. The omissions have been indicated by “[***Redacted***]”, and the omitted text has been filed separately with the Securities and Exchange Commission.